UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

AIRGAS, INC.
(Exact name of registrant as specified in its charter)
________________________________________

Commission File Number: 1-9344

Delaware	56-0732648
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

259 North Radnor-Chester Road, Suite 100 Radnor, PA	19087-5283
(Address of principal executive offices)	(ZIP Code)

Thomas M. Smyth
(610) 687-5253
(Name and telephone number, including area code, of the person to contact in connection with this report.)
______________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Airgas, Inc. (“Airgas” or the “Company”) has filed a Conflict Minerals Report for the period from January 1 to December 31, 2014 as Exhibit 1.01 to this Form SD, which is also available on the Airgas website, www.airgas.com, under “Corporate Responsibility.”
This Form SD and the Conflict Minerals Report filed as Exhibit 1.01 contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects,” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its March 31, 2015 Form 10-K and other forms filed by the Company with the SEC.
Any references to the Airgas website in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 are for convenience only and the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD or the Conflict Minerals Report.
Item 1.02 Exhibit
The Conflict Minerals Report of Airgas, Inc. as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits
Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AIRGAS, INC.

(Registrant)

BY:	/s/ THOMAS M. SMYTH	May 29, 2015
	Thomas M. Smyth Vice President & Controller (Principal Accounting Officer)	(Date)

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